S E C U R I T I E S   A N D   E X C H A N G E   C O M M I S S I O N
                              WASHINGTON, D.C. 20549


                                     FORM 6-K

     Report of Foreign Private Issuer Pursuant to Rules 13a-16 and 15b-16
                     Under the Securities Exchange Act of 1934

                    For the quarterly period ended June 30, 2001
                          Commission file number 333-77633


                        CAPITAL ENVIRONMENTAL RESOURCE INC.
             (Exact name of registrant as specified in its charter)

                                       N/A
                 (Translation of Registrant's Name into English)


                                 Ontario, Canada
                         (Jurisdiction of incorporation)


1005 Skyview Drive
Burlington, Ontario, Canada                                            L7P 5B1
(Address of principal executive offices)                         (Postal Code)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                       None
                                 (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                       None
                                 (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Form 6-K

               7,196,627 shares of common stock issued and outstanding

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES X NO _

Indicate by check mark which financial statement item the registrant has elected to follow Item 17____ Item 18 __X__








                         CAPITAL ENVIRONMENTAL RESOURCE INC.


                                 INDEX TO FORM 6-K
                      FOR THE THREE MONTHS ENDED JUNE 30, 2001


PART 1	FINANCIAL INFORMATION

        Financial Statements

        Consolidated Balance Sheets as at June 30, 2001 and December
        31, 2000......................................................      3

        Consolidated Statements of Operations and Comprehensive Income
        (Loss) for the three month and/or six month periods ended
        June 30, 2001 and 2000........................................      5

        Consolidated Statements of Stockholders' Equity for the six month
        period ended June 30, 2001....................................      6

        Consolidated Statements of Cash Flows for the six month periods
        ended June 30, 2001 and 2000..................................      7

        Notes to Consolidated Financial Statements....................      8

        Management's Discussion and Analysis of Financial
        Condition and Results of Operations...........................     14

        Quantitative and Qualitative Disclosures about Market Risk....     23


PART II	OTHER INFORMATION

        Legal Proceedings.............................................     23


        SIGNATURES....................................................     25

                       CAPITAL ENVIRONMENTAL RESOURCE INC.
                          CONSOLIDATED BALANCE SHEETS
                        (In thousands of U.S. dollars)

                                                        As at        As at
                                                       June 30,   December 31,
                                                        2001         2000
                                                    ------------ -------------
                                                     (unaudited)   (audited)
                                    ASSETS

Current assets
 Cash and cash equivalents                          $      963    $        -

 Accounts receivable - trade (net of allowance
  for doubtful accounts of $419; December 31,
   2000 - $319)                                         14,283        14,174

 Prepaid expenses and other current  assets              2,120         3,571

 Employee loans                                            211           215
                                                    ------------ ------------

Total current assets                                    17,577        17,960

Property and equipment, net                             41,565        50,899

Goodwill (net of accumulated amortization of
  $4,537; December 31, 2000 - $19,199)                  62,616        78,919

Other intangibles and non-current assets                 3,023         4,494

Deferred income taxes                                        -           687
                                                    ------------ ------------
Total assets                                        $  124,781    $  152,959
                                                    ============ ============




           See accompanying Notes to Consolidated Financial Statements

                       CAPITAL ENVIRONMENTAL RESOURCE INC.
                          CONSOLIDATED BALANCE SHEETS
                        (In thousands of U.S. dollars)


                                                       As at         As at
                                                      June 30,    December 31,
                                                       2001          2000
                                                   ------------  -------------
                                                    (unaudited)    (audited)

                       LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
 Bank overdraft                                     $        -    $       595

 Accounts payable                                        3,397          3,992

 Accrued expenses and other current liabilities          8,553          7,820

 Current portion of long-term debt  (Notes 1 and 2)     79,672         30,455
                                                   ------------  -------------
Total current liabilities                               91,622         42,862

Long-term debt (Notes 1 and 2)                           3,297         71,442
                                                   ------------  -------------
                                                        94,919        114,304
                                                   ------------  -------------

Commitments and contingencies (Notes 1 and 3)

Stockholders' Equity
 Common Stock: unlimited stock without par value
    authorized; 7,196,627 issued and outstanding
      (Note 4)                                          57,066         57,066

 Accumulated other comprehensive loss                   (2,606)        (2,274)

 Deficit                                               (24,598)       (16,137)
                                                   -------------  ------------
Total stockholders' equity                              29,862         38,655
                                                   -------------  ------------
Total liabilities and stockholders' equity          $  124,781     $  152,959
                                                   =============  ============


            See accompanying Notes to Consolidated Financial Statements

                        CAPITAL ENVIRONMENTAL RESOURCE INC.
       CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
        (In thousands of U.S. dollars; except share and per share amounts)
                                   (unaudited)


                             STATEMENTS OF OPERATIONS

                                                           Three Months Ended        Six Months Ended
                                                                June 30                   June 30
                                                       -------------------------  -----------------------
                                                           2001         2000           2001      2000
                                                       ------------  -----------  -----------  ----------
Revenues                                               $     23,693  $    30,668  $    49,531  $   57,030
Operating expenses:
   Cost of operations                                        16,278       21,218       33,709      38,213
   Selling, general and administrative                        3,575        5,330        7,991       9,551
   Depreciation and amortization                              2,222        2,695        4,950       5,166
   Costs and provisions for losses related to sale of
      U.S. assets                                             1,745            -        5,034           -
   Foreign exchange                                          (1,421)           -         (286)          -
                                                       ------------  -----------  -----------  ----------
Income (loss) from operations                                 1,294        1,425       (1,867)      4,100

Interest and financing expense                                2,413        2,240        5,907       4,250
                                                       ------------  -----------  -----------  ----------
Loss before income taxes                                     (1,119)        (815)      (7,774)       (150)

Income tax provision                                              -         (404)         687         (78)
                                                       ------------  -----------  -----------  ----------
Loss for the period                                    $     (1,119) $      (411) $    (8,461) $      (72)
                                                       ============  ===========  ===========  ==========
Basic loss per common share                            $      (0.16) $     (0.06) $     (1.18) $    (0.01)
                                                       ============  ===========  ===========  ==========
Diluted loss per common share                          $      (0.16) $     (0.06) $     (1.18) $    (0.01)
                                                       ============  ===========  ===========  ==========

Weighted average number of common
  shares outstanding (Note 5)

   Basic                                                  7,196,627    7,196,627    7,196,627   7,196,627
                                                       ============  ===========  ===========  ==========
   Diluted                                                7,196,627    7,196,627    7,196,627   7,196,627
                                                       ============  ===========  ===========  ==========

                       STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Loss                                                                              $    (8,461) $      (72)

Other comprehensive loss -
  foreign currency translation adjustments                                               (332)     (1,109)
                                                                                  -----------  ----------
Comprehensive loss                                                                $    (8,793) $   (1,181)
                                                                                  ===========  ==========

             See accompanying Notes to Consolidated Financial Statements

                       CAPITAL ENVIRONMENTAL RESOURCE INC.

                CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                        (In thousands of U.S. dollars)

                                                                       Accumulated
                                                   Common stock           other                      Total
                                               -------------------    comprehensive              stockholders'
                                                Shares     Amount         Loss        Deficit       equity
                                               ---------  --------    ------------- -----------  -------------
Balance at December 31, 2000                   7,196,627  $ 57,066      $  (2,274)  $  (16,137)    $   38,655

Foreign currency translation adjustments               -                     (332)           -           (332)

Loss                                                   -                        -       (8,461)        (8,461)
                                               ---------  --------    ------------- -----------  -------------
Balances at June 30, 2001                      7,196,627  $ 57,066      $  (2,606)  $  (24,598)    $   29,862
                                               =========  ========    ============= ===========  =============






                See accompanying Notes to Consolidated Financial Statements

                        CAPITAL ENVIRONMENTAL RESOURCE INC.
                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (In thousands of U.S. dollars)
                                   (unaudited)

                                                                    Six Months Ended
                                                                        June 30
                                                                  --------------------
                                                                    2001        2000
                                                                  --------    --------
Cash flows from operating activities
 Loss for the period                                              $ (8,462)   $    (72)
 Adjustments to reconcile net income (loss) to net cash flows from operating activities -
   Depreciation and amortization                                     4,950       5,166
   Deferred income taxes                                               687         (39)
   Provision for losses related to sale of U.S. assets               5,034           -
   Net loss (gain) on disposal of property, plant and equipment         26         (58)
   Unrealized foreign exchange gain                                   (286)          -
   Other                                                               874         300
 Changes in operating assets and liabilities, net of effect of acquisitions and divestitures -
   Accounts receivable - trade, net                                   (459)       (365)
   Prepaid expenses and other current assets                         1,125       1,832
   Accounts payable and accrued liabilities                            538         530
   Income and other taxes                                             (474)     (1,359)
                                                                  --------    --------
                                                                     3,553       5,935
                                                                  --------    --------
Cash flows from investing activities
 Proceeds from sale of U.S. assets                                  17,401           -
 Acquisition of businesses, net of cash acquired                         -      (8,150)
 Capital expenditures                                               (1,193)    (10,258)
 Net loans and advances to employees                                     -          36
 Other                                                                 447      (1,189)
                                                                  --------    --------
                                                                    16,655     (19,561)
                                                                  --------    --------
Cash flows from financing activities
 Proceeds from issuance of long-term debt                                -      24,485
 Principal payments on long-term debt                              (17,294)    (10,590)
 Repayment of capital lease liability                               (1,384)       (531)
 Short term bank indebtedness                                         (595)          -
 Debt issuance costs                                                     -         (72)
                                                                  --------    --------
                                                                   (19,273)     13,292
                                                                  --------    --------
Effect of exchange rate changes on cash and cash
       equivalents                                                      28         (19)
                                                                  --------    --------
Increase (decrease) in cash and cash equivalents                       963        (353)

Cash and cash equivalents at beginning of period                         -       1,398
                                                                  --------    --------
Cash and cash equivalents at end of period                        $    963    $  1,045
                                                                  ========    ========
SUPPLEMENTARY INFORMATION ON NON-CASH TRANSACTIONS:

Other long-term liabilities assumed on acquisition                $      -    $     55
                                                                  --------    --------
Assets acquired under capital leases                              $      -    $     53
                                                                  --------    --------


           See accompanying Notes to Consolidated Financial Statements

                        CAPITAL ENVIRONMENTAL RESOURCE INC.
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE THREE MONTHS ENDED JUNE 30, 2001
                         (In thousands of U.S. dollars)

1.  Basis of Presentation

	The consolidated financial statements of Capital Environmental Resource Inc. (the "Company") have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and all figures are presented in thousands of U.S. dollars, except share and per share data or except where expressly stated as being in Canadian dollars ("C$") or in millions.

        The preparation of financial statements in accordance with generally accepted accounting principles requires the Company to make estimates and assumptions that affect reported amounts of assets, liabilities, revenue and
expenses, and disclosure of contingencies.   Actual results could be
materially different from these estimates.

        These consolidated financial statements have been prepared on a "going concern" basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of operations. There is substantial doubt about the Company's ability to continue as a "going concern" based on the present financial position of the Company as described below.

	As described in note 2, a condition of the Company's Senior Debt facilities required the Company to provide the bank syndicate with a binding letter of commitment for an equity issuance or subordinated debt financing with net proceeds of $25.0 million by March 15, 2001, and that the financing be raised no later than June 1, 2001. On March 15, 2001, the Company provided a notice of default to its lenders indicating that the binding letter of commitment condition was not met and, as a result, the Company was in default of its Senior Debt.

	On April 2, 2001, the Company disposed of substantially all of its U.S. assets. The net proceeds from the sale, approximately $16.4 million, were used to repay Senior Debt. In conjunction with the sale, the bank syndicate agreed to forebear on their rights under the Senior Debt agreement and enter into a fourth amendment to the Senior Debt facility.

        The effect of the fourth amendment was that the bank syndicate agreed to exclude the effects of the U.S. asset sale for purposes of determining the Company's compliance with its financial covenants and have agreed not to take action with respect to certain defaults under the Senior Debt facilities provided that the Company satisfies certain conditions, including that the Company continues to make reasonable progress towards a transaction to reduce or refinance the Senior Debt by $16.0 million on or before June 15, 2001.

	 On June 15, 2001, the Company had not raised $16.0 million from the issuance of equity or subordinated debt and therefore continued to be in breach of its obligation under the Senior Debt facilities. As at June 30, 2001, the Company was in discussions with respect to such transactions and with its senior lenders with respect to a further amendment to its Senior Debt facilities; however, there is no assurance that the Company will be successful in its efforts to raise the required financing, and that the bank syndicate will continue to support the Company until the required financing is raised. Management has also taken steps to reduce costs and improve the ongoing profitability of the Company. On that basis, the Company believes that the "going concern" basis remains appropriate. If the "going concern" basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary to the carrying value of the assets and liabilities, the reported revenue and expenses and the balance sheet classifications used. The appropriateness of the "going concern" assumption is dependent upon, among other things, the ability to successfully raise the required or replacement financing and the ability to generate sufficient cash from future profitable operations to meet obligations as they become due.

2. Long-term debt

	Long-term debt at June 30, 2001 and December 31, 2000 consists of the following:

------------------------------------------------------------------------------
                                                      As at        As at
                                                    June 30,    December 31,
                                                      2001         2000
                                                  (unaudited)    (audited)
------------------------------------------------------------------------------

Senior debt                                        $  78,642     $  96,798
Capital lease obligations                              2,549         3,969
Other subordinated promissory notes payable               66            67
Other long-term debt                                   1,712         1,063
------------------------------------------------------------------------------
                                                      82,969       101,897
Less:  current portion                                79,672        30,455
------------------------------------------------------------------------------
                                                   $   3,297     $  71,442
------------------------------------------------------------------------------

        As at June 30, 2000 and September 30, 2000, the Company was in breach of certain financial covenants under its amended Credit Facility and Term
Loan (the "Senior Debt") agreements. The Company negotiated with its lenders and on December 4, 2000 signed a third amendment to the Senior Debt facilities.

        Pursuant to the third amendment, the availability under the Senior Debt facilities was decreased to $103.0 million from $110.0 million. Under the third amendment, the availability under the Credit Facility and Term Loan will be mandatorily reduced at the fourth quarter of 2000 and at each calendar quarter end in 2001 by $765 and $235 per quarter respectively, and further reduced by $956 and $294 per quarter, respectively for each of the first three calendar quarters of 2002. Subject to certain conditions, the Term Loan has an additional commitment reduction of $3,398 on November 1, 2002 and terminates on November 27, 2004. The Credit Facility terminates on November
1, 2002.

	In addition to the above-noted commitment reductions, the Senior Debt, subject to certain restrictions on the Term Loan, has commitment reductions for annual excess cash flows, certain asset sales and upon the termination of hedging agreements. Additional events of default under the third amendment included a requirement to provide the Senior Debt lenders with a binding letter of commitment for an equity issuance or subordinated debt financing with net proceeds of $25.0 million by March 15, 2001 (See Note 1) and to receive such proceeds by June 1, 2001. An additional requirement under the Credit Facility is to provide the lenders, by August 1, 2002, with a binding letter of commitment from one or more lenders in an amount sufficient to repay in full the Credit Facility.

        On March 15, 2001, the Company provided a notice of default to its bank syndicate indicating that the binding letter of commitment condition was not met and as a result the Company was in default of its Senior Debt. On April 2, 2001, the Company entered into an agreement with Waste Management, Inc. for the sale of substantially all of its assets used in connection with its operations in Rochester, New York; Syracuse, New York; and Williamsport, Pennsylvania for a total sale price of approximately $21.0 million. The net cash proceeds (after taking into account a holdback plus transaction and other related costs) from the transaction, approximately $16.4 million, were used to repay Senior Debt. In connection with the

Company's sale of substantially all of its U.S. assets, the bank syndicate agreed to forebear on their rights under the Senior Debt agreement and entered into a fourth amendment to the Senior Debt facility on March
30, 2001.

        The effect of the fourth amendment was that the bank syndicate agreed to exclude the effects of the U.S. asset sale for purposes of determining the Company's compliance with its financial covenants and has agreed not to take action with respect to certain defaults under the Senior Debt facilities provided that the Company satisfies certain conditions, including that it continues to make reasonable progress towards a transaction to reduce or refinance the Senior Debt by $16.0 million on or before June 15, 2001.

	On June 15, 2001, the Company had not raised $16.0 million from the issuance of equity or subordinated debt and therefore continued to be in breach of its obligation under the Senior Debt facilities. As at June 30, 2001, the Company was in discussions with respect to such transactions and with its senior lenders with respect to a further amendment to its Senior Debt facilities; however, there is no assurance that the Company will be successful in its efforts to raise the required financing, and that the senior lenders will continue to support the Company until the required financing is raised.

	The Senior Debt may be used for working capital, other general corporate purposes, and acquisitions approved by the lenders. The Senior
Debt is collateralized by an interest in the real property of the Company, an interest in all of the present and future personal property of the Company, an assignment of all present and future property insurance of the Company, an assignment of all material contracts of the Company, the equity securities of the Company's subsidiaries and a general security interest in all of the assets of the Company.

        The Senior Debt contains certain covenants and restrictions regarding, among other things, minimum equity requirements, minimum interest coverage ratios, maximum capital expenditures, maximum total debt to consolidated earnings before interest, depreciation, and taxes ratios and maximum total
debt to total capitalization ratios.   Additionally, while the Senior Debt
agreement remains in force, the Company is not permitted to pay cash dividends on its capital stock.

3. Commitments and Contingencies

        a)      Environmental risks

        The Company is subject to liability for environmental damage that its solid waste facilities may cause, including damage to neighboring landowners or residents, particularly as a result of the contamination of soil, groundwater or surface water, and especially drinking water, including damage resulting from conditions existing prior to the acquisition of such facilities by the Company. The Company may also be subject to liability for any off-site environmental contamination caused by pollutants or hazardous substances whose transportation, treatment or disposal was arranged by the Company or its predecessors.

        Any substantial liability for environmental damage incurred by the Company could have a material adverse effect on the Company's financial condition, results of operations or cash flows. As at the date of these financial statements, the Company is not aware of any such environmental liabilities that would be material to the Company's operations or financial condition.

        b)      Legal proceedings

        In the normal course of its business and as a result of the extensive governmental regulation of the solid waste industry, the Company may periodically become subject to various judicial and administrative proceedings involving federal, state, provincial or local agencies. In these proceedings, an agency may seek to impose fines on the Company or to revoke or deny renewal of an operating permit held by the Company. From time to time, the Company may also be subject to actions brought by citizens' groups or adjacent landowners in connection with the permitting and licensing of landfills and transfer stations, or alleging environmental damage or violations of the permits and licences pursuant to which the Company operates.

        In addition, the Company may become party to various claims and suits pending for alleged damages to persons and property, alleged violations of certain laws and alleged liabilities arising out of matters occurring during the normal operation of the waste management business. However, as at June 30, 2001, there was no current proceeding or litigation involving the Company that the Company believes will have a material adverse impact on the Company's business, financial condition, results of operations or cash flows.

        On October 12, 1999, Lynn Bishop and L&S Bishop Enterprises Inc. (collectively "Bishop") commenced an action against the Company, Capital Environmental Alberta Inc. and Tony Busseri, the former Chairman of the Company. Bishop currently claims damages in the aggregate amount of approximately $3.3 million. The claim includes $2.0 million for alleged wrongful termination, $1.0 million for a share disposal shortfall and $0.3 million for punitive damages. The share disposal shortfall arose in connection with the acquisition of Western Waste from L&S Bishop Enterprises ("L&S"). The acquisition agreement provided that if L&S sold up to 112,323 shares in the future and if, at that time, the price of the Common Stock is less than C$21.67 per share, the Company would have to make up the shortfall. This agreement was subject to a 180-day lock-up agreement which expired on December 8, 1999.

        The Company believes that Bishop's claims are wholly without merit, and that Lynn Bishop's employment was terminated for just cause and that it has no further obligation to Bishop beyond the contingent payment described in Note 3(c). The Company is defending the claim, has issued a counterclaim against Bishop and does not believe the outcome will have a material adverse impact on the Company's business, financial condition, results of operations or cash flows.

	Allen Fracassi and Granvin Investments Inc., a company controlled by Allen Fracassi, (collectively the "Plaintiffs") commenced an action on August 3, 2000 against the Company and others in connection with the Company's initial public offering in June 1999 and in connection with alleged misrepresentations regarding a third-party purchaser of the Plaintiffs' shares for which the Plaintiffs claim damages in the aggregate of $2.0 million. The Company is vigorously defending the claims and believes that the claims against it are wholly without merit.

4. Capital Stock

        a)      Changes in Capital Stock:

        Common and preferred stock

	The Company has an unlimited number of Preferred Shares, issuable in series. As of June 30, 2001, there were no Preferred Shares authorized or outstanding.

	On April 27, 1999, the stockholders of the Company approved a split of the Company's Common Stock whereby 1.3847 Common Shares were issued for each previously outstanding Common Share. All Common Shares and per Common Share data in the financial statements have been restated to give retroactive effect to this 1.3847 for 1 stock split.

----------------------------------------------------------------------------------------
                                                                     Shares      Amount
----------------------------------------------------------------------------------------
December 31, 1997                                                 1,427,774    $    799
Shares issued for cash                                              553,869       6,595
Shares issued for acquisitions                                       12,115         134
----------------------------------------------------------------------------------------
December 31, 1998                                                 1,993,758       7,528
Shares issued for cash on initial public offering                 3,188,550      32,019
Shares issued on conversion of redeemable and convertible stock   1,978,763      17,453
Shares issued for acquisitions                                        4,784          66
Shares issued on exercise of warrants                                30,772           -
----------------------------------------------------------------------------------------
December 31, 1999 and 2000                                        7,196,627    $ 57,066
----------------------------------------------------------------------------------------

	 b)	Stock option and option grants

	Under the 1997 Stock Option Plan, the Company may grant options to acquire Common Shares up to a maximum of 10% of the then issued and outstanding Common Shares on an as converted basis. All of the options issued under the 1997 plan vested on completion of the initial public offering of the Company's securities. No options will remain exercisable later than five years after the grant date, unless the Board of Directors determines otherwise.

	Under the 1999 Stock Option Plan, the Company may grant options to acquire Common Shares up to a maximum of 19% of the then issued and outstanding shares of Common Stock and Common Stock equivalents, including stock options issued under the 1997 Stock Option Plan. Options granted to non-employee directors will generally vest one year from the date of grant. Options granted to employees become exercisable only after the second anniversary of the grant date unless otherwise determined by the Compensation Committee. No option will remain exercisable later than five years after the grant date, unless the Compensation Committee determines otherwise. Upon a change of control event, as defined in the plan, options become immediately exercisable.

	As at June 30, 2001, December 31, 2000 and June 30, 2000, the aggregate options outstanding entitled holders to purchase 1,012,028, 1,018,334 and 1,278,648 Common Shares, respectively, at prices ranging from C$ 7.22 to C$ 18.05 and $2.23 to $12.00.

	As permitted by the Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation", the Company applies APB25 in accounting for options to acquire Common Shares. As a result, no compensation cost has been recognized as options have been granted at market value.

	c)	Stock purchase warrants

	In 1997, the Company issued 123,084 warrants to certain founding stockholders at an exercise price of C$0.007 per share expiring July 15, 2002. At June 30, 2001 and December 31, 2000, the aggregate warrants outstanding entitled holders to purchase 92,312 Common Shares at each respective date.

	d)	Shareholder rights plan

	On September 2, 1999, the Company adopted a Shareholder Rights Plan (the "Plan"). Under the terms of the Plan, Common Share purchase rights (the "Rights") were distributed at the rate of one Right for each Common Share held. Each Right will entitle the holder to buy 1/100th of a Common Share of the Company at an exercise price of $60.00. The Rights will be exercisable and will trade separately from the Common Shares only if a person or group acquires beneficial ownership of 20% or more of the Company's Common Shares or commences a tender or exchange offer that would result in owning 20% or more of the Common Shares (unless the Board of Directors determines that the acquisition is fair to all shareholders and amends the Plan to permit the acquisition).
If either of these events occurs, the Rights will entitle each holder to receive, upon exercise, a number of Common
Shares (or, in certain circumstances, a number of Common Shares in the acquiring company) having a Current Market Price (as defined in the Plan) equal to approximately two times the exercise price of the Right. The Rights will not be exercisable with respect to the share ownership of Environmental Opportunities Fund I, Environmental Opportunities Fund II and Sanders Morris Mundy Inc. and any affiliate or associate thereof that already owns more than 20% of the Company's Common Shares as long as these persons, along with their affiliates and associates, do not acquire beneficial ownership of 30% or more. The number of Rights outstanding is subject to adjustment under certain circumstances, and all Rights expire on September 30, 2009.

5.  Net Income (Loss) Per Share Information

        The following table sets forth the calculation of the numerator and denominator used in the computation of basic and diluted loss per share for the six months ended June 30, 2001 and June 30, 2000:

----------------------------------------------------------------------------------
Six Months Ended June 30                                        2001       2000
----------------------------------------------------------------------------------
Numerator
  Loss                                                       $   8,461  $      72
----------------------------------------------------------------------------------
Denominator
  Weighted average shares outstanding - basic                7,196,627  7,196,627
  Dilutive effect of stock options and warrants outstanding          -          -
----------------------------------------------------------------------------------
Weighted average shares outstanding - diluted                7,196,627  7,196,627
----------------------------------------------------------------------------------
Basic loss per share                                         $   (1.18) $   (0.01)
Diluted loss per share                                       $   (1.18) $   (0.01)
----------------------------------------------------------------------------------

        The diluted earnings per share calculations for 2001 and 2000 exclude the conversion of stock options and warrants issued because the impact would have been anti-dilutive.

6.  Subsequent Events

        a)      Common Share Subscription Agreement

        On July 30, 2001, the Company announced that it had entered into an agreement to sell to a group of investors 16.5 million shares of common stock at a price of $2.00 per share, resulting in gross proceeds to the Company of $33 million. After transaction costs, net proceeds to the Company are expected to be approximately $27 million (before required repayments of indebtedness under the Company's senior credit facilities described in note 6
(b)). The newly issued stock will represent approximately 68% of the Company's outstanding stock upon consummation of the transaction (assuming the exercise of all outstanding options and warrants of the Company). Closing of the transaction is subject to a number of conditions including approval of the Company's stockholders.

        b)      Senior Debt Amendment

        On July 30, 2001, the Company announced that it had reached agreement with its lenders regarding amendments to the Company's Senior Debt. The amendments, which will become effective upon closing of the equity investment described in note 6(a), modify certain financial covenants and waive the Company's existing defaults under the Senior Debt facilities relating to the Company's failure to meet the specified deadline for an equity infusion.
The amendments also require that the Company prepay and permanently reduce the size of the facilities by $16.0 million with proceeds of the equity investment. In addition, the amendments change the termination date under the

Senior Debt facilities to July 31, 2002 and require the Company to obtain a binding commitment to refinance the Senior Debt facilities by May 31, 2002.



	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

============================================================================

	The following discussion should be read in conjunction with the unaudited financial statements and notes thereto included elsewhere herein.

Forward Looking Statements

	Certain statements included in this Quarterly Report on Form 6-K, including, without limitation, information appearing under, "Management's Discussion and Analysis of Financial Condition and Results of Operations, "are forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934) that involve risks and uncertainties. Factors set forth under the caption "Risk Factors" in the Company's Registration Statement could affect the Company's actual results and could cause the Company's actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company in this Report on Form 6-K.

Results of Operations for the Three Month Periods Ended June 30, 2001 and 2000

	Operating and Financial Review and Prospects

	The following discussion is based on, and should be read in conjunction with the Company's unaudited Consolidated Financial Statements and Notes thereto included elsewhere herein.

Overview

	Capital Environmental Resource Inc. is a regional, integrated solid waste services company that provides collection, transfer, disposal and recycling services. The Company was founded in May 1997 in order to take advantage of consolidation opportunities in the solid waste industry in markets other than major urban centers in Canada and the northern United States. The Company began operations in June 1997 when it acquired selected solid waste assets and operations in Canada from Canadian Waste Services Inc. and its parent, USA Waste Services, Inc.

	From the time of commencing operations, to June 30, 2001, the Company acquired 46 solid waste services businesses in Canada and the United States, including 43 collection operations, 11 transfer stations, 4 recycling processing facilities and a contract to operate 4 landfills and 1 transfer station. In addition, the Company owns and operates a landfill in Coronation, Alberta.

	In the second quarter of 2001, the Company sold all of its assets in the United States for a total cash purchase price of approximately $22.1 million. The Company has recorded a loss on disposition of its United States assets of $5.0 million relating to severance, lease buy outs, professional fees, receivable allowances and provisions for sale agreement adjustments.

	Operating Results

        The following table sets forth items in the Consolidated Statement of Operations as a percentage of revenues and the percentage changes in dollar amounts of these items compared to the comparable period in the previous year.

-----------------------------------------------------------------------------------------
                                                               Percentage of     % Dollar
                                                                  Revenue         Change
-----------------------------------------------------------------------------------------
                                                                                   2001
                                                                                   Over
Three Months Ended June 30                                      2001     2000      2000
-----------------------------------------------------------------------------------------
Revenues                                                       100.0%   100.0%    (22.7)%
Cost of operations                                              68.6     69.2     (23.3)
Selling, general and administrative expenses                    15.1     17.4     (32.9)
Depreciation and amortization expense                            9.4      8.8     (17.6)
Costs and provision for losses related to sale of U.S. assets    7.4        -
Foreign exchange                                                (6.0)       -
---------------------------------------------------------------------------------
Income (loss) from operations                                    5.5      4.6      (9.2)
Interest and financing expense                                  10.2      7.3       7.7
---------------------------------------------------------------------------------
Loss before income taxes                                        (4.7)    (2.7)     37.3
Income tax provision (recovery)                                    -     (1.4)
---------------------------------------------------------------------------------
Loss                                                            (4.7)%   (1.3)%   172.3%
---------------------------------------------------------------------------------
Adjusted EBITDA                                                 17.6%    18.6%    (26.9)%
---------------------------------------------------------------------------------

Revenue

        The sources of revenue and growth rates are as follows: ($ thousands)

----------------------------------------------------------------------------------------------------
                                                                                       Growth Rates
                                                                                           2001
Three Months Ended June 30                              2001              2000          over 2000
----------------------------------------------------------------------------------------------------
Commercial and industrial collection               $ 13,683  57.8%   $ 17,290  56.3%      (20.9)%
Residential collection                                4,442  18.8       7,041  23.0       (36.9)
Transfer station and landfill                         2,830  11.9       2,694   8.8         5.0
Commercial and residential recycling                    908   3.8       1,375   4.5       (34.0)
Contract management and other specialized services    1,830   7.7       2,268   7.4       (19.3)
--------------------------------------------------------------------------------------
                                                   $ 23,693 100.0%   $ 30,668 100.0%      (22.7)%
----------------------------------------------------------------------------------------------------

	Management's estimates of the components of changes in the Company's consolidated revenue are as follows:

--------------------------------------------------------------------------
Three Months Ended June 30                        2001            2000
--------------------------------------------------------------------------
Price                                             0.2%            3.0%
Volume                                           (2.4)            1.1
Acquisitions (divestitures)                     (17.2)           30.3
Foreign currency translation                     (3.1)            0.6
Other                                            (0.2)           (1.2)
--------------------------------------------------------------------------
   Total                                        (22.7)%          33.8%
--------------------------------------------------------------------------

	Total revenues for the three months ended June 30, 2001 were $23.7 million compared to $30.7 million for the three months ended June 30, 2000. The 22.7% decrease was primarily as a result of the disposal of U.S. operations in the second quarter of 2001.

        Revenue in the Company's Canadian operations in the second quarter of 2001 were flat versus the comparable period in 2000 as a result of modest price increases and slightly negative volume growth.

Cost of operations

	Cost of operations include labor, fuel, equipment maintenance, tipping fees paid to third-party disposal facilities, worker's compensation and vehicle insurance, the cost of materials purchased to be recycled, subcontractor expense and local, state or provincial taxes. Cost of operations for the three months ended June 30, 2001 was $16.3 million compared to $21.2 million for the three months ended June 30, 2000. Cost of operations as a percentage of revenue for the three months ended June 30, 2001 decreased to 68.6% from 69.2% for the three month ended June 30, 2000. The cost of operations decreased as a percentage of revenue primarily as a result of the sale of the Company's U.S. operations which were lower margin businesses compared to the remaining Canadian operations, and $0.6 million of additional
charges incurred in the second quarter of 2000.   The Canadian operations had
an increase in the percentage of the cost of operations as a result of higher fuel costs, and lower commodity prices for the Company's recyclables.

Selling, general and administrative expenses

	Selling, general and administrative ("SG&A") expenses include management, clerical, financial, accounting and administrative compensation and overhead costs associated with the marketing and sales force, professional services and community relations expense. SG&A expenses for the three months ended June 30, 2001 were $3.6 million compared to $5.3 million for the three months ended June 30, 2000. In the second quarter of 2001, the Company incurred $0.3 million of costs associated with meeting financing requirements under the Company's Senior Debt Facilities. Further, in the second quarter of 2000, the Company incurred $1.0 million of costs primarily associated with the write-off of acquisition costs and severances. Adjusting for the above items would result in SG&A expenses of $3.2 million (or 13.7% of revenue) and $4.4 million (or 14.2% of revenue) in the second quarters of 2001 and 2000 respectively. The $1.2 million or 25.5% decrease related primarily to the sale of the Company's U.S. operating assets in the second quarter of 2001. The decrease in SG&A expenses as a percentage of revenue in the second quarter of 2001 compared to the comparable period in 2000 primarily relates to reductions in the corporate office which occurred in the third quarter of 2000.

Depreciation and amortization expense

        Depreciation and amortization expense includes depreciation of fixed assets over the estimated useful life of the assets using the straight-line method, the amortization of goodwill over 40 years and the amortization of other intangible assets over appropriate time periods. The Company has accounted for all business acquisitions since inception using purchase accounting, which has resulted in significant amounts of goodwill being included on the balance sheet. Depreciation and amortization expense for the three months ended June 30, 2001 was $2.2 million compared to $2.7 million for the three months ended June 30, 2000. The 17.6% decrease was primarily due to the sale of the Company's U.S. operating assets in the second quarter of 2001 as well as the impact the $13.5 million provision for impairment of goodwill recorded in the fourth quarter of 2000. As a percentage of revenues, depreciation and amortization expense increased to 9.4% for the three months ended June 30, 2001 from 8.8% for the three months ended June 30, 2000, primarily due to the impact of capital expenditures over the past twelve months and the amount of goodwill associated with the U.S. assets which was amortized over a forty year period.

Costs and provisions for losses related to sale of U.S. assets

        In connection with the U.S. asset sales in the second quarter of 2001, the Company has incurred and accrued expenses of approximately $1.7 million related primarily to severance costs, change of control payments, union pension liability payments, professional fees and other transition costs. Included in the $1.7 million is a provision for sale agreement adjustments, which is based on the Company's estimate of the future net realizable value of certain U.S. assets and is therefore subject to adjustment.

Foreign exchange

	In the second quarter of 2001, the Company recorded a $1.4 million dollar non-cash unrealized foreign exchange gain primarily related to translation of United States dollar denominated debt resident in Canada.
Prior to December 2000, the Company had hedged a significant portion of its U.S. dollar debt by swapping it to Canadian dollars and consequently was not exposed to foreign exchange rate fluctuations on its Canadian borrowings. In conjunction with the amendment to the Company's Senior Debt Facility in December 2000, the swaps were terminated and consequently the strength of the Canadian dollar in the second quarter of fiscal 2001 resulted in a significant unrealized gain on translation of the U.S. debt. Any cash gains or losses on foreign exchange related to this debt will be realized when the debt is repaid using the foreign exchange rate prevailing at that time.

Interest and financing expense

	In the three months ended June 30, 2001, interest and financing expense increased 7.7% to $2.4 million from $2.2 million for the three months ended June 30, 2000. The increase over the prior year was primarily a result of an increase in the weighted average rate of interest on the total debt from 9.0% in 2000 to 10.7% in 2001, an increase in amortization of deferred financing costs related to accelerated maturity of the Credit Facility offset by a decrease in the average level of outstanding debt.

Income taxes

	Losses incurred in the second quarter of 2001 did not generate any income tax benefit as the Company continues to establish valuation allowances for deferred tax assets generated in Canada.

Results of Operations for the Six Months Ended June 30, 2001 and 2000

        Operating and Financial Review and Prospects

        The following discussion is based on, and should be read in conjunction with the Company's unaudited Consolidated Financial Statements and Notes thereto included elsewhere herein.

Operating Results

        The following table sets forth items in the Consolidated Statement of Operations as a percentage of revenues and the percentage changes in the dollar amounts of these items compared to the comparable period in the previous year.

-------------------------------------------------------------------------------------------
                                                               Percentage of      % Dollar
                                                                  Revenue          Change
-------------------------------------------------------------------------------------------
                                                                                    2001
                                                                                    Over
Six Months Ended June 30                                        2001     2000       2000
-------------------------------------------------------------------------------------------
Revenues                                                       100.0%   100.0%     (13.1)%
Cost of operations                                              68.1     67.0      (11.8)
Selling, general and administrative expenses                    16.1     16.7      (16.3)
Depreciation and amortization expense                           10.0      9.1       (4.2)
Costs and provision for losses related to sale of U.S. assets   10.2        -
Foreign exchange                                                (0.6)       -
--------------------------------------------------------------------------------
Income (loss) from operations                                   (3.8)     7.2
Interest and financing expense                                  11.9      7.5       39.0
--------------------------------------------------------------------------------
Loss before income taxes                                       (15.7)    (0.3)
Income tax provision (recovery)                                  1.4     (0.2)
--------------------------------------------------------------------------------
Loss                                                           (17.1)%   (0.1)%
--------------------------------------------------------------------------------

Adjusted EBITDA                                                 17.9%    19.0%     (18.1)%
-------------------------------------------------------------------------------------------

Revenue

	The sources of revenue and growth rates are as follows: ($thousands)

-------------------------------------------------------------------------------------------
                                                                              Growth Rates
                                                                                  2001
                                                                                  over
Six Months ended June 30                           2001             2000          2000
--------------------------------------------------------------------------------------------
Commercial and industrial collection         $ 28,561   57.7%  $ 32,505  57.0%   (12.1)%
Residential collection                         10,738   21.7     12,793  22.4    (16.1)
Transfer station and landfill                   4,939   10.0      4,771   8.4      3.5
Commercial and residential recycling            1,755    3.5      2,519   4.4    (30.3)
Contract management and other
   specialized services                         3,538    7.1      4,442   7.8    (20.4)
--------------------------------------------------------------------------------
                                             $ 49,531  100.0%  $ 57,030 100.0%   (13.1)%
--------------------------------------------------------------------------------------------

	Management's estimates of the components of changes in the Company's consolidated revenue are as follows:

-----------------------------------------------------------------------------
Six Months ended June 30                                    2001      2000
-----------------------------------------------------------------------------

Price                                                       0.5%      2.6%
Volume                                                     (2.5)      1.6
Acquisitions, net of divestitures                          (7.8)     35.4
Foreign currency translation                               (3.4)      1.5
Other                                                       0.1      (1.3)
-----------------------------------------------------------------------------
    Total                                                 (13.1)%    39.8%
-----------------------------------------------------------------------------

	Revenue in the Company's Canadian operations increased slightly as a result of price increases and flat volume growth. Translating the Canadian operations revenue into U.S. dollars resulted in a reduction in revenue as the Canadian dollar was worth less compared to the U.S. dollar during the prior period. Revenues for the six months ended June 30, 2001 decreased compared to the six months ended June 30, 2000 due to the Company's sale of its U.S. operations in the second quarter of 2001.

Cost of operations

	Cost of operations for the six months ended June 30, 2001 was $33.7 million compared to $38.2 million for the six months ended June 30, 2000.
Cost of operations as a percentage of revenue for the six months ended June 30, 2001 increased to 68.1% from 67.0% for the six months ended June 30, 2000. The cost of operations increased as a percentage of revenue primarily as a result of the sale of the Company's U.S. operations which were lower margin businesses compared to the remaining Canadian operations and $0.6 million of additional charges incurred in the second quarter of 2000. The Canadian operations had an increase in the percentage of the cost of operations as a result of higher fuel costs, lower commodity prices for the Company's recyclables and gains on the sale of fixed asset in the second quarter of 2000.

Selling, general and administrative expenses

	SG&A expenses for the six months ended June 30, 2001 were $8.0 million compared to $9.6 million for the six months ended June 30, 2000. In the first half of 2001, the Company incurred $1.1 million of costs associated with meeting financing requirements under the Company's Senior Debt Facilities. Further, in the first half of 2000, the Company incurred $1.0 million of costs primarily associated with the write-off of acquisition costs and severances. Adjusting for the above items would result in SG&A expenses of $6.9 million (or 14.0% of revenue) and $8.6 million (or 15.0% of revenue) in the first half of 2001 and 2000 respectively. The $1.6 million or 19.2% decrease related primarily to the sale of the Company's U.S. operating assets in the second quarter of 2001. The decrease in SG&A expenses as a percentage of revenue in the first half of 2001 compared to the comparable period in 2000 primarily relates to reductions in the corporate office which occurred in the third quarter of 2000.

Depreciation and amortization expense

	Depreciation and amortization expense for the six months ended June 30, 2001 was $5.0 million compared to $5.2 million for the six months ended June 30, 2000. The 4.2% decrease was primarily due to the sale of the Company's U.S. operating assets in the second quarter of 2001 as well as the impact of capital expenditures over the past twelve months and fiscal 2000 acquisitions. As a percentage of revenues, depreciation and amortization expense increased to 10.0% for the six months ended June 30, 2001 from 9.1% for the six months ended June 30, 2000, primarily due to the items noted above and the amount of goodwill associated with the U.S. assets which was amortized over a forty year period.

Costs and provisions for losses related to sale of U.S. assets

	In connection with the U.S. asset sales in the first half of 2001, the Company has incurred and accrued expenses of approximately $5.0 million, related primarily to lease termination penalties, severance costs, change of control payments, union pension liability payments, professional fees and other transition costs. Included in the $5.0 million is a provision for sale agreement adjustments, which is based on the Company's estimates of the future net realizable value of certain U.S. assets and is therefore subject to adjustment.

Foreign exchange

	In the first half of 2001, the Company recorded a $0.3 million dollar non-cash unrealised foreign exchange gain primarily related to translation of United States dollar denominated debt resident in Canada. Prior to December 2000, the Company had hedged a significant portion of its U.S. dollar debt by swapping it to Canadian dollars and consequently was not exposed to foreign exchange rate fluctuations on its Canadian borrowings. In conjunction with the amendment to the Company's Senior Debt Facility in December 2000, the swaps were terminated and consequently the movement of the Canadian dollar in the first half of fiscal 2001 resulted in a significant unrealised gain on translation of the U.S. debt. Any cash gains or losses on foreign exchange related to this debt will be realized when the debt is repaid using the foreign exchange rate prevailing at that time.

Interest and financing expense

	In the six months ended June 30, 2001, interest expense increased 39.0% to $5.9 million from $4.3 million for the six months ended June 30, 2000. The overall increase in interest expense over the prior year, was primarily a result of an increase in the weighted average interest rates on total debt to 12.8% in 2001 compared to 8.8% in 2000 and an increase in amortization of deferred financing costs related to the third amendment of the Senior Debt Facility and cost associated with that amendment. Additionally, in the first half of 2001, the Company incurred approximately $0.2 million of financing costs related to the financing requirements under the Company's Senior Debt facilities. Offsetting these increases was a reduction in the average level of outstanding debt.

Income Taxes

	The effective income tax rate for the six months ended June 30, 2001 was negative 8.8% compared to 52.0% for the six months ended June 30, 2000. Losses incurred in the first half of 2001 did not generate any income tax benefit. The Company continues to establish valuation allowances for deferred tax assets generated in Canada and the sale of the U.S. assets in the second quarter of 2001 eliminated the deferred tax asset for U.S. operations which existed at December 31, 2000.

Financial Condition

	As of June 30, 2001 and December 31, 2000 the Company's capital structure consisted of: ($ thousands)

------------------------------------------------------------------------------
                                    June 30,        December 31,
                                      2001             2000            Change
------------------------------------------------------------------------------

Long-term debt                  $ 80,420  71.3%  $ 97,928   69.7%    $ (17,508)
Capital lease obligations          2,549   2.3      3,969    2.8        (1,420)
Stockholders' equity              29,862  26.4     38,655   27.5        (8,793)
------------------------------------------------------------------------------
                                $112,831 100.0%  $140,552  100.0%    $ (27,721)
------------------------------------------------------------------------------

        The $17.5 million decrease in long-term debt at June 30, 2001 compared to December 31, 2000 is primarily a result of $17.3 million of repayments and a foreign exchange impact on translation of $0.2 million.

        In the second quarter of 2001, the Company sold substantially all of its assets in the United States for a total sale price of approximately $17.4 million. The net cash proceeds (after taking into account a holdback plus transaction and other related costs) from the transaction of approximately $16.8 million, were used to repay Senior Debt.

Liquidity and Capital Resources

        The Company's capital requirements include fixed asset replacement, working capital increases and acquisitions. The Company plans to meet capital needs through various financial sources, including internally generated funds, debt and equity financing. As of June 30, 2001, adjusted working capital was $5.6 million, excluding the current portion of long-term debt. The Company generally applies the cash generated from its operations that remains available after satisfying working capital and capital expenditure requirements to reduce indebtedness under the Senior Debt Facility and to minimize cash balances. Working capital requirements are financed from internally generated funds.

	For the six months ended June 30, 2001, net cash provided by operations was $3.6 million, compared to $5.9 million in the six months ended June
 30, 2000. This $2.4 million decrease was primarily due to lower revenues in 2001 compared to 2000 and higher interest expenses.

	For the six months ended June 30, 2001, the cash generated from investing activity was a $16.7 million cash inflow compared to cash uses of $19.6 million in the six months ended June 30, 2000. The $36.2 million change was primarily due to the U.S. asset sales, reduced acquisition activity and decreased capital expenditures in the current period.

	For the period ended June 30, 2001, net cash provided by financing activities was a $19.3 million outflow. This was due primarily to debt and capital lease repayments of $18.7 million. The $32.6 million decrease from the $13.3 million provided by financing activities in the comparable prior period was primarily due to debt repayments related to the U.S. asset sales, decreased acquisition activity and reduced capital expenditures.

	The Senior Debt Facility is secured by all of the Company's assets, including the interest in the equity securities of the Company's subsidiaries. Of the $78.6 million outstanding at June 30, 2001, approximately $43.3 million consisted of U.S. dollar loans bearing interest at 12.0% and approximately $35.3 million consisted of Canadian dollar loans bearing interest at 11.3%.

        As at June 30, 2000 and September 30, 2000, the Company was in breach of certain financial covenants under the Senior Debt Facility. The Company negotiated with its lenders and on December 4, 2000 signed a third amendment to the Senior Debt Facility.

	Pursuant to the third amendment, the availability under the Senior Debt Facility decreased to $103.0 million from $110.0 million. Under the third amendment, the availability under the Credit Facility and Term
Loan will be mandatorily reduced at the fourth quarter of 2000 and at the end of each calendar quarter in 2001 by $765 thousand and $235 thousand per quarter, and further reduced by $956 thousand and $294 thousand per quarter respectively for each of the first three calendar quarters of 2002. The Term Loan has an additional commitment reduction of $3,398 thousand on November 1, 2002 and terminates on November 27, 2004. The Credit Facility terminates on November 1, 2002.

        In addition to the above noted commitment reductions, the Senior Debt Facility, subject to certain restrictions in the Term Loan agreement, has commitment reductions for annual excess cash flows, certain asset sales and upon the termination of certain hedging agreements. Additional events of default under the third amendment included a requirement to provide the Senior Debt Facility lenders with a binding letter of commitment for an equity issuance or subordinated debt financing with net proceeds of $25.0 million by March 15, 2001 and to receive such proceeds by June 1, 2001. An additional requirement under the Senior Debt Facility is to provide the lenders, by August 1, 2002, with a binding letter of commitment from one or more lenders in an amount sufficient to repay in full the Senior Debt Facility.

	On March 15, 2001, the Company provided a notice of default to its bank syndicate indicating that the binding letter of commitment condition was not met and as a result the Company was in default of its Senior Debt Facility.

	On June 15, 2001, the Company had not raised $16.0 million from the issuance of equity or subordinated debt and therefore continued to be in breach of its obligation under the Senior Debt facilities. As at June 30, 2001, the Company was in discussions with respect to such transactions and with its senior lenders with respect to a further amendment to its Senior Debt facilities.

        On July 30, 2001, the Company announced that it had entered into an agreement to sell to a group of investors 16.5 million shares of common stock at a price of $2.00 per share, resulting in gross proceeds to the Company of $33 million. After transaction costs, net proceeds to the Company are expected to be approximately $27 million (before required repayments of indebtedness under the Company's senior credit facilities described below). The newly issued stock will represent approximately 68% of the Company's outstanding stock upon consummation of the transaction (assuming the exercise of all outstanding options and warrants of the Company). Closing of the transaction is subject to a number of conditions including approval of the Company's stockholders.

        On July 30, 2001, the Company also announced that it had reached agreement with its lenders regarding amendments to the Company's Senior Debt facilities. The amendments, which will become effective upon closing of the equity investment described above, modify certain financial covenants and waive the Company's existing defaults under the Senior Debt facilities relating to the Company's failure to meet the specified deadline for an equity infusion. The amendments also require that the Company prepay and permanently reduce the size of the facilities by $16.0 million with proceeds of the equity investment. In addition, the amendments change the termination date under the Senior Debt facilities to July 31, 2002 and require the Company to obtain a binding commitment to refinance the Senior Debt facilities by May 31, 2002.

        The Company may not be able to continue as a going concern if the Company's lenders elect to accelerate the payment of indebtedness under the Company's credit facilities. Since the Company does not currently have sufficient funds to repay all of the Company's indebtedness under its credit facilities which are currently in default, the Company may not be able to continue as a going concern if the Company's lenders elect to accelerate payment under the credit facilities. In that case, the Company would likely become insolvent and subject to voluntary or involuntary bankruptcy proceedings, and the value of the Company's equity securities would likely be significantly diminished. Note 1 to the Company's Consolidated Financial Statements included in this 6-K report, includes a reference to the uncertainty of the Company's ability to continue as a going concern.

Trend Information

Seasonality

	The Company expects the results of operations to vary seasonally, with revenues typically lowest in the first quarter of the year, higher in the second and third quarters, and lower in the fourth quarter than in the third quarter. The seasonality is attributable to a number of factors. First, less solid waste is generated during the late fall, winter and early spring because of decreased construction and demolition activity. Second, certain operating costs are higher in the winter months because winter weather conditions slow waste collection activities, resulting in higher labor costs, and rain and snow increase the weight of collected waste, resulting in higher disposal costs, which are calculated on a perton basis. Also, during the summer months, there are more tourists and part-time residents in some of the service areas in Ontario, resulting in more residential and commercial collection. Consequently, the Company expects operating income to be generally lower during the winter.

Inflation and prevailing economic conditions

	To date, inflation has not had a significant effect on the Company's operations. Consistent with industry practice, many of the Company's contracts provide for a pass-through of certain costs, including increases in landfill tipping fees and, in some cases, fuel costs. The Company believes, therefore, that it should be able to implement price increases to offset many cost increases resulting from inflation. However, competitive pressures may require the Company to absorb at least part of these cost increases, particularly during periods of high inflation.

Other legal proceedings

	See Note 3 (b) of Notes to unaudited Consolidated Financial Statements.

                QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
------------------------------------------------------------------------------

        There were no material changes in information that would be provided in this section during the six months ended June 30, 2001.

PART II         OTHER INFORMATION

                LEGAL PROCEEDINGS
-----------------------------------------------------------------------------

	On October 12, 1999, Lynn Bishop and L&S Bishop Enterprises Inc. (collectively "Bishop") commenced an action against the Company, Capital Environmental Alberta Inc. and Tony Busseri, the former Chairman of the Company, in which Bishop claimed damages in the aggregate amount of
approximately $7.5 million.   In May 2001, Bishop amended his claim by
dropping a claim of $5.1 million for misrepresentations allegedly made in connection with the November 1, 1997 share purchase agreement among Bishop, the Company and Western Waste Services Inc. (the "Share Purchase Agreement"). Bishop's claim now consists of a claim for $2.0 million for alleged wrongful termination, $0.3 million for punitive damages and approximately $1.0 million related to a share price shortfall on 112,323 shares of the Company's Common Stock, that Bishop would have been entitled to pursuant to a Settlement Agreement dated June 2, 1999. The Company believes that Lynn Bishop's employment was terminated for just cause. The Company is defending the claim and has issued a counterclaim against Bishop seeking damages and, therefore, does not believe the outcome will have a material adverse impact on the Company's business, financial condition, results of operations or cash flows. Accordingly, the Company has not made a provision for this claim in its financial statements.

	Allen Fracassi and Granvin Investments Inc. (a company controlled by Allen Fracassi, collectively the "Plaintiffs") commenced an action on August 3, 2000 against the Company and others in connection with the Company's initial public offering in June 1999, and in connection with alleged misrepresentations regarding a third-party purchaser of the Plaintiffs' shares for which the Plaintiffs claim damages in the aggregate of $2.0 million. The Company is vigorously defending the claims and believes that the claims against it are wholly without merit.

        In the normal course of the Company's business and as a result of the extensive governmental regulation of the solid waste industry, the Company may periodically become subject to various judicial and administrative proceedings involving United States or Canadian federal, provincial, state or local agencies. In these proceedings, an agency may seek to impose fines on the Company or to revoke or deny renewal of an operating permit or license held by it. From time to time, the Company may also be subject to actions brought by citizens' groups or adjacent landowners or residents in connection with the permitting and licensing of transfer stations and landfills or alleging environmental damage or violations of the permits and licenses pursuant to which it operates.

        In addition, the Company may become party to various claims and suits pending for alleged damages to persons and property, alleged violations of certain laws and alleged liabilities arising out of matters occurring during the normal operation of a waste management business. However, as at July
30, 2001 there was no current proceeding or litigation involving the Company, that the Company believes will have a material adverse impact on the Company's business, financial condition, results of operations or cash flows.

                                  SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this report on its behalf.


                     CAPITAL ENVIRONMENTAL RESOURCE INC.


                             Date:  July 31, 2001



             Signature                              Title
           -------------                          ---------


/s/ Bruce Cummings                         Chairman of the Board and Director
----------------------------------
Bruce Cummings


/s/ Allard Loopstra                        Chief Operating Officer and Director
----------------------------------
Allard Loopstra


/s/ George Boothe                          President
----------------------------------
George Boothe


/s/ David Langille                         Executive Vice President,
----------------------------------         Chief Financial Officer
David Langille


/s/ Dennis Nolan                           Executive Vice President,
----------------------------------         General Counsel and Secretary
Dennis Nolan


/s/ David Lowenstein                       Director
----------------------------------
David Lowenstein